SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

Commission File Number 1-15168

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

(Full title of the Plan)

CERIDIAN CORPORATION
(Delaware Corporation)
3311 East Old Shakopee Road
Minneapolis, MN 55425

(Name and address of principal executive office of the
issuer of the securities held pursuant to the Plan)

IRS Employer Identification Number 41-1981625

FINANCIAL STATEMENTS
INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2000 AND 1999
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
NOTES TO FINANCIAL STATEMENTS — December 31, 2000 AND 1999
SUPPLEMENTAL SCHEDULES
SCHEDULE 1 — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2000
SCHEDULE 2 — NONEXEMPT TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2000
SIGNATURE
EXHIBITS
EXHIBIT INDEX
Consent of Independent Auditors
Personal Investment Plan-10th Declaration of Amend
Personal Investment Plan-11th Declaration of Amend

Ceridian Corporation
Personal Investment Plan

EXPLANATORY NOTE:
On March 30, 2001, all of the outstanding shares of common stock of New Ceridian Corporation were distributed to the stockholders of the entity formerly called Ceridian Corporation (“Old Ceridian”) in a tax-free reverse spin-off transaction (the “spin-off”). In anticipation of this transaction, the Ceridian Corporation Personal Investment Plan, as amended (the “Plan”), was amended effective as of March 27, 2001, to effect the transfer of sponsorship of the Plan from Old Ceridian to New Ceridian. As part of the spin-off, Old Ceridian was renamed Arbitron Inc. and New Ceridian Corporation was renamed Ceridian Corporation. Despite the legal form of the spin-off, New Ceridian Corporation is considered the divesting entity and the “accounting successor” for financial reporting purposes. References to “the Company,” “Ceridian Corporation” or “Ceridian” contained in this Annual Report on Form 11-K relate to Old Ceridian prior to the spin-off.

Index to Financial Statements, Schedules, and Exhibits

Page Number

Financial Statements

Independent Auditors’ Report	2

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2000 and 1999	4

Notes to Financial Statements — December 31, 2000 and 1999	5

Supplemental Schedules

Schedule 1 - Schedule of Assets Held for Investment Purposes as of December 31, 2000	9

Schedule 2 - Nonexempt Transactions for the Year Ended December 31, 2000	10

Signature	11

Exhibits

Exhibit Index	12

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits of the Ceridian Corporation Personal Investment Plan (the “Plan”) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Minneapolis, Minnesota
June 8, 2001

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999
(Dollars in thousands)

	2000	1999

Investments:

Ceridian Corporation

Common Stock	$6,919	$7,825

Mutual Funds	119,127	134,224

Loans receivable from participants	1,446	1,396

Total investments	127,492	143,445

Cash	—	38

Employer contributions receivable	—	177

Net assets available for benefits	$127,492	$143,660

See accompanying notes to financial statements.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999
(Dollars in thousands)

	2000	1999

Additions:

Additions to net assets attributed to:

Net appreciation (depreciation) on fair value of investments including realized gains (losses)	$(7,772)	$718

Interest	100	109

Dividends	10,989	10,768

	3,317	11,595

Contributions:

Participant	5,091	5,601

Employer	859	1,078

	5,950	6,679

Total additions	9,267	18,274

Deductions:

Benefits paid to participants	25,494	36,886

Net increase (decrease) before transfers	(16,227)	(18,612)

Net transfers (to) from other plans	59	27

Increase (Decrease) in net assets available for benefits	(16,168)	(18,585)

Net assets available for benefits:

Beginning of year	143,660	162,245

End of year	$127,492	$143,660

See accompanying notes to financial statements.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999

(1) Summary of Significant Accounting Policies

(a)	Basis of Presentation and Use of Estimates

The accompanying financial statements of the Ceridian Corporation Personal Investment Plan, as amended (the “Plan”), have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(b)	Custodian of Investments

Under the terms of a trust agreement between T. Rowe Price Trust Company (the “Trustee”) and Ceridian Corporation, the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

(c)	Investments

Investments are stated at their approximate fair value. Investments in the Company’s common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

(d)	Costs and Expenses

Costs and expenses of administering the Plan are paid by the Company and affiliated companies who have adopted the Plan (“Adopting Affiliates”).

(e)	New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.

(2)	Description of the Plan

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions. Only those employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system and participate in the Company’s qualified defined benefit pension plan are eligible to participate in the Plan. The Plan is administered by the Company through its Director of Employee Benefits and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(3)	Participant Accounts and Vesting

The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their contributions and employer contributions, plus actual earnings thereon; therefore, there are no forfeitures.

(4)	Contributions

Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 17% of their compensation in any pay period, subject to certain limitations. During 2000 and 1999, the Plan administrator, in accordance with the terms of the Plan, limited payroll deduction contributions on behalf of highly compensated participants to 8% of their compensation. The Code limited the total salary deferral contributions of any participant year to $10,500 for 2000 and $10,000 for 1999, and provided that no participant may make salary deferral contributions to the Plan from pay in excess of $170,000 for 2000 and $160,000 for 1999. These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations. The Company and Adopting Affiliates made basic monthly matching contributions totaling $859,000 in 2000 and $901,000 in 1999 and declared a year-end performance matching contribution of $177,000 for 1999. No performance matching contribution was declared for 2000.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999

The basic monthly matching contributions for 2000 and 1999 were determined on the basis of 50% of a participant’s salary deferral contributions, up to a maximum of 3% of eligible compensation, and did not require the satisfaction of performance criteria. The year-end performance-based matching contribution requires the achievement of certain Company economic performance criteria. For 2000, these criteria were not achieved and no such contribution was made. For 1999, the performance-based matching contribution amounted to 10% of a participant’s salary deferral contributions during the year, up to a maximum of 3% of eligible compensation, for participants who were employees on the last day of the year.

(5)	Withdrawals

Participants who are still employed by the Company or one of its Adopting Affiliates may only withdraw from their Plan account for “financial hardship,” as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)	Loans

Participants may borrow up to 50% of their salary deferral contributions and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term (maturity of five years or less) loans and one long-term (maturity over five and not to exceed ten years) loan outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.

(7)	Income Tax Status

The Plan received a favorable determination letter regarding the Plan’s tax qualification dated September 7, 1995 from the Internal Revenue Service stating that the Plan continues to qualify under the provisions of Section 401(a) of the Code, and that the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. The Company believes the Plan continues to operate in compliance with the applicable requirements of the Code. Contributions to the Plan will not be included in the participant’s taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant’s portion of earnings from the investments made with contributions under the Plan generally are not taxable until distributed or withdrawn.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Notes to Financial Statements
December 31, 2000 and 1999

(8)	Party-in-interest

The Trustee is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

(9)	Investments

The following table presents individual investment programs whose carrying values represent 5% or more of the Plan’s net assets available for plan benefits at the end of each of the respective years (dollars in thousands):

	2000	1999

Ceridian Common Stock	$6,919	$7,825

New Horizons Fund	27,144	30,349

International Stock Fund	7,465	9,797

Equity Index 500 Fund	10,990	11,819

Equity Income Fund	36,954	45,384

Summit Cash Reserves Fund	14,786	17,164

(10)	Reverse Spin-Off Transaction

On March 30, 2001, Ceridian Corporation distributed to its stockholders all of the outstanding common stock of New Ceridian Corporation, a Delaware corporation and wholly owned subsidiary of Ceridian Corporation, in a reverse spin-off transaction that separated its media information business (“Arbitron”) from its other businesses (“New Ceridian”). In anticipation of this transaction, the Plan was amended effective as of March 27, 2001, to effect the transfer of sponsorship of the Plan from Ceridian Corporation to New Ceridian. On March 30, 2001, immediately following the transaction, Ceridian Corporation was renamed Arbitron Inc. and New Ceridian was renamed Ceridian Corporation.

On April 2, 2001, the account balances under the Plan of each Arbitron participant and all trust assets in kind related to those balances, amounting to $5,779,000, were transferred to the Arbitron 401(k) Plan trust.

Schedule 1

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2000

		Shares or		Fair Market
Description		Face Value	Cost	Value

Ceridian Corporation Common Stock	*	347,023	$6,028,575	$6,918,778

Mutual Funds T. Rowe Price New Horizons Fund	**	1,136,206	23,330,742	27,143,957

T. Rowe Price International Stock Fund	**	514,106	7,386,447	7,464,826

T. Rowe Price Capital Appreciation Fund	**	315,780	4,296,895	4,405,134

T. Rowe Price Equity Index 500 Fund	**	309,590	10,697,814	10,990,445

T. Rowe Price New Income Fund	**	714,216	6,229,819	6,070,835

T. Rowe Price Balanced Fund	**	277,936	4,454,466	5,328,038

T. Rowe Price Equity Income Fund	**	1,497,924	31,008,988	36,953,776

T. Rowe Price Small-Cap Value Fund	**	185,436	3,567,065	3,549,241

T. Rowe Price Summit Cash Reserves	**	14,786,337	14,786,337	14,786,337

T. Rowe Price International Discovery	**	16,635	588,161	423,357

T. Rowe Price Science & Technology	**	27,939	1,526,338	993,781

Janus Growth and Income		28,761	1,201,410	1,016,713

Loans Receivable from Participants (range of interest rates 6.0% to 9.5%)			1,446,410	1,446,410

			$116,549,467	$127,491,628

*Represents party-in-interest.

**The Plan invests in mutual funds through T. Rowe Price Trust Company, which is a party-in-interest.

See Independent Auditors’ Report

Schedule 2

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
Nonexempt Transactions
Year Ended December 31, 2000

(a)	Identity of party involved

Ceridian Corporation

(b)	Relationship to plan, employer, or other party-in-interest

Employer sponsor

(c)	Description of transactions including maturity date, rate of interest, collateral, par or maturity value*

Late payment of participant contributions of January 14, 2000 deposited May 15, 2000

Late payment of employer matching contributions for April 2000 deposited September 6, 2000

(d)	Purchase price

None

(e)	Selling price

None

(f)	Lease rental

None

(g)	Expenses incurred in connection with transaction

None

(h)	Cost of asset

None

(i)	Current value of asset

Participant contributions of $37,952.53

Employer matching contributions of $14,890.83

(j)	Net gain or (loss) on each transaction

None

*	Application for the Voluntary Fiduciary Correction Program of the U.S. Department of Labor and Internal Revenue Service Form 5530, Return of Excise Taxes Related to Employee Benefit Plans, forwarded on October 6, 2000

See Independent Auditors’ Report

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

Date: June 27, 2001	By:	Ceridian Corporation its Named Fiduciary

By:/s/ J. H. Grierson
John H. Grierson Vice President and Treasurer

                  EXHIBIT INDEX

Exhibit	Description	Code

23.01	Consent of Independent Auditors	E

99.01	Ceridian Corporation Personal Investment Plan – Tenth Declaration of Amendment	E

99.02	Ceridian Corporation Personal Investment Plan – Eleventh Declaration of Amendment	E

Legend: (E) Electronic Filing